SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                        (AMENDMENT NO. 4-FINAL AMENDMENT)
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND

                                  SCHEDULE 13D
                        (AMENDMENT NO. 4-FINAL AMENDMENT)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              3-D GEOPHYSICAL, INC.
                            (NAME OF SUBJECT COMPANY)

                              WAI ACQUISITION CORP.
                               WESTERN ATLAS INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    88553V107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JAMES E. BRASHER, ESQ.
                              WAI ACQUISITION CORP.
                             C/O WESTERN ATLAS INC.
                              10205 WESTHEIMER ROAD
                              HOUSTON, TEXAS 77042
                                 (713) 266-5700
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDER)

                                   COPIES TO:

                              DANIEL A. NEFF, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

          CUSIP No.                                     14D-1
          88553V107
---------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         WAI Acquisition Corp. (Pending)
---------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]
                                                            (b)  [X]
---------------------------------------------------------------------
  3      SEC USE ONLY
---------------------------------------------------------------------
  4      SOURCE OF FUNDS
         AF
---------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                          [  ]
---------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
---------------------------------------------------------------------
  7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,210,310 (excluding shares tendered by guaranteed delivery)
---------------------------------------------------------------------
  8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         [    ]
---------------------------------------------------------------------
  9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         94% (excluding shares tendered by guaranteed delivery)
---------------------------------------------------------------------
  10     TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------

          CUSIP No. 88553V107                                   14D-1

---------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Western Atlas Inc. 95-3894675
---------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                             (b)  [X]
---------------------------------------------------------------------
  3      SEC USE ONLY
---------------------------------------------------------------------
  4      SOURCE OF FUNDS
         BK, OO
---------------------------------------------------------------------
  5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)
         [  ]
---------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
---------------------------------------------------------------------
  7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,210,310 (excluding shares tendered by guaranteed delivery)
---------------------------------------------------------------------
  8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         [    ]
---------------------------------------------------------------------
  9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         94% (excluding shares tendered by guaranteed delivery)
---------------------------------------------------------------------
  10     TYPE OF REPORTING PERSON
         CO
---------------------------------------------------------------------

           This Amendment No. 4, the final amendment, amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and Schedule 13D filed with the Securities and Exchange Commission on March 13, 1998 and previously amended on March 18, 1998, March 27, 1998 and April 1, 1998 by WAI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Western Atlas Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of 3-D Geophysical, Inc., a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Share Purchase Rights Agreement, dated as of July 17, 1997, between the Company and American Securities Transfer & Trust, Inc., as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $9.65 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

           The Offer expired at 12:00 midnight, New York City time, on April 9, 1998. Pursuant to the Offer, based upon a preliminary report from the depositary, the Purchaser accepted for payment 11,210,310 Shares tendered by physical delivery and 22,081 Shares tendered by guaranteed delivery.

           Item 6 is hereby amended and supplemented to incorporate by reference the information set forth in the press release issued by Parent on April 10, 1998, filed as exhibit (a)(10) to this Amendment No. 4.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

(a)(10) - Text of Press Release issued by Parent and the Company on April 10, 1998.

                                    SIGNATURE

           AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


Dated:  April 10, 1998

                               WESTERN ATLAS INC.


                               By: /s/ James E. Brasher
                               Name:   James E. Brasher
                               Title:  Senior Vice President


                               WAI ACQUISITION CORP.


                               By: /s/ James E. Brasher
                               Name:   James E. Brasher
                               Title:  Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION

(a)(10)    Text of Press Release issued by Parent and the Company on April 10,
           1998.